PURPLE INNOVATION, INC.

September 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Purple Innovation, Inc.—Registration Statement on Form S-3 (File No. 333-248507)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-248507) (as amended, the “Registration Statement”) of Purple Innovation, Inc. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 5:30 p.m., Eastern Time, on September 9, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dorsey & Whitney LLP, by calling David Marx at (801) 933-7363.

Very truly yours,

PURPLE INNOVATION, INC.

/s/ Craig L. Phillips
Craig L. Phillips
Chief Financial Officer